UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

 STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
       COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED
          OR RETAINED BY A REGISTERED HOLDING COMPANY
          OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
 CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


1.   Name and business address of person filing statement.

     Nadia Zakir
     Van Ness Feldman, P.C.
     1050 Thomas Jefferson St., NW
     Washington, D.C. 20007-3877

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.


Members

Richard Agnew                      Joseph Nelson
Pamela Anderson                         Robert Nordhaus
Gary Bachman                            Marlys Palumbo
Mitchell Bernstein                      Richard Penna
Howard Bleichfeld                       Daniel Press
John Buchovecky                         J. Curtis Rich
John Burnes                             Julie Richardson
Howard Feldman                          Steve Richardson
Shelley Fidler(Non-attorney Principal)  Thomas Roberts
Britt S. Fleming                        Cheryl Feik Ryan
Stephen Fotis                           Jay T. Ryan
G. William Frick                        Howard Shapiro
Patricia Godley                         Douglas Smith
L. John Iani                            Michael Swiger
Sam Kalen                          Robert Szabo
Paul Korman                             William Van Ness, Jr.
Malcolm McLellan                        David Yaffe
Nancy McNally (Non-attorney Principal)  Ben Yamagata
Alan Mintz                              Theresa Zolet
J. Curtis Moffatt
Margaret Moore
Susan Moore


Of Counsel

Robert Christin                         Richard Kozlowski
Kathrine Henry                          Janet Woodka
Shippen Howe


Associates

Ivy Anderson                            Celia Martellino
Jaeleen Araujo                          Christopher Mills
Andrew Art                              Mustafa Ostrander
Meredith Chambers                       A. James Price
Janna Chesno                            Evan Reese
Patrick Currier                         Charles Sensiba
Kyle Danish                             Brendan Shane
Kevin Flynn                             Jonathan Simon
Vincenzo Franco                         Sheri Spang
Jessica Friedman                        Mona Tandon
Andrea Hudson                           Michael Terrell
Don Light                          Julia Scarpino Wood
Matthew Love                            Nadia Zakir
                                        Brian Zimmet

Paralegals
Marco Bracamonte
Barbara Deathe
Marilani Huling
Jennifer McKean


Senior Environmental Advisor            Senior Policy Advisor
Sam Collinson                           H. Thomas Greene


Senior Technology & Policy Advisor      Energy Analyst
Janet Anderson                     Stephen Baruch

Energy Specialist                       Gov't Policy Assoc. Dir.
Larry Inouye                            Jordan Smith


Gov't Policy Practice Group             Senior Energy Advisor
Shannon Angielski                       Doug Carter
Chris Bohanon
Shelley Fichtner
                                        Senior Dir. Gov't Issues
                                        Ben McKakin
Senior Policy Assistant
Judy Sullivan
                                        Consultant
                                        Diane Sanford


3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

(A)  Pepco Holdings Inc., including its subsidiary of Atlantic
     City Electric Company.

(B) American Electric Power Co. (AEP) and various companies in the AEP holding company system, including Appalachian Power, Columbus Southern Power Co., and Ohio Power.

(C) Cove Point LNG, L.P., and Dominion Transmission, Inc, wholly-owned subsidiaries of Dominion Resources, Inc.

(D) PacifiCorp, a current subsidiary company of Scottish Power, plc, (in the process of being acquired by MidAmerican Energy
     Holdings Company, an exempt public utility holding company).


(E)  Portland General Electric Co., a subsidiary company of Enron
     Corporation.



4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item
     3, and brief description of nature of services to be rendered in each such position or relationship.

(A) Van Ness Feldman is retained by Pepco Holdings Inc. to provide regulatory advice and counsel on an hourly basis on certain matters before the Federal Energy Regulatory
     Commission.

(B) Van Ness Feldman is retained by American Electric Power Co. or various companies in the American Electric Power Co. holding company system on an hourly basis to provide advice on legal, regulatory and legislative issues that arise under the Clean Air Act, the Natural Gas Act, the Federal Power Act, and other federal and state laws and regulations, to draft various pleadings and filings as required with regard to those laws and regulations in various courts and agencies, and to provide regulatory advice and counseling on transactions.

(C)  Van Ness Feldman is retained by Cove Point LNG, L.P. and
     Dominion Transmission, Inc. to provide regulatory advice and counsel on an hourly basis in matters before the Federal
     Energy Regulatory Commission.


(D) Van Ness Feldman is retained by PacifiCorp on an hourly basis to provide regulatory advice and counsel with regard to hydroelectric licensing matters before the Federal Energy
     Regulatory Commission and other federal agencies.

(E)  Van Ness Feldman is retained by Portland General Electric
     Co., a subsidiary of Enron Corporation, on an hourly basis to render legal advice and counsel in connection with proceedings before the Federal Energy Regulatory Commission.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                    Salary or other payments
                    (a) received in 2005 and
                    (b) to be received

                                             Person or company
                                             from whom payment
                                             received or to be
Name of recipient   (a)            (b)       received


Van Ness Feldman    $0.00          not fixed Pepco Holdings Inc.



Van Ness Feldman    $191,269.00    not fixed AEP



Van Ness Feldman    $719,700.00    not fixed Cove Point LNG, L.P.




Van Ness Feldman    $447,053.53    not fixed PacifiCorp



Van Ness Feldman    $202,323.35    not fixed Portland Gen. Elec.
                                             Co.




     (b) Basis for compensation if other than salary. Hourly billing rate.








6. (To be answered in supplementary statement only. See instructions) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

     (a) Total amount of routine expenses charged to client and reimbursed in 2005:

     Source of reimbursement                           Amount


     Pepco Holdings Inc.                          $0.00


     AEP or Companies in AEP Holding Co. System   $62,069.20


     Cove Point LNG, L.P. and
     Dominion Transmission, Inc.                  $17,773.99


     PacifiCorp                                   $26,553.40


     Portland General Electric Co.            $3,636.88



     (b)  Itemized list of all other expenses:    No other
                                                  expenses.




    Date:     January 27, 2006         Signed /s/ Nadia Zakir